Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S R E L E A S E

February 12, 2013

TSX.V Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 70,617,224

BROOKFIELD FAILS TO OBTAIN SUFFICENT SHARE FOR A PERMITED BID; WESTERN WIND REMAINS FOR SALE

Vancouver, BC February 12, 2013 - Western Wind Energy Corp. -- (the "Company" or "Western Wind") (TSX Venture Exchange -- "WND") (OTCQX -- "WNDEF") wishes to comment on last night’s announcement from Brookfield Renewable Energy Partners L.P. and its indirect subsidiary WWE Equity Holdings Inc. (together "Brookfield").

Brookfield acknowledged in a press release last night, that it had failed to obtain the sufficient number of shares required under the Rules for a Permitted Bid by an Insider, namely, acceptance by 50% of independent shareholders of its bid of $2.60. Significantly, in its press release, Brookfield deliberately omitted to state the number of shareholders who had tendered to its bid, a fact that we believe indicates that many shareholders decided to reject their offer and confirms Brookfield’s news release of January 28, 2013 where Brookfield confirms only 22% of the shareholders have either tendered or may do so in the future. This leaves more than 75% of shareholders who have said “NO” to the Brookfield Offer. The Brookfield bid has been public since November 23, 2012, with a nominal increase of $0.10 per share made on January 28, 2013, sufficient time for shareholders to make an assessment.

Brookfield has previously stated, three times, that their bid was a "final offer" and that "time is running out". Brookfield has now extended its bid by ten days as a result of its huge failure to obtain the required number of tendered shares.

The shareholders have spoken that this offer is inadequate and we continue to urge Brookfield to listen to what the shareholders require. We understand the frustration of some long-time shareholders but we reiterate that Western Wind is in fact, for sale. Contrary to statements made by Brookfield, Western Wind’s management is fully committed to a sales process that will maximize shareholder value. Yabucoa is proceeding towards Financial Close and Brookfield does not want our shareholders to receive any value for this asset or any other significant asset.

As we have previously stated, Brookfield, as a large minority shareholder and an insider making a hostile bid, has had the effect of discouraging other potential bidders from proceeding because of its ability to outbid potential bids, with its lower cost average. No bidder wants to spend millions of dollars on following a process to simply have Brookfield thwart any attempt. If this is in fact Brookfield's last and final offer, Western Wind believes that a formal publicized withdrawal of Brookfield's bid will unleash a true auction for the Company. Alternatively, the door remains open for discussions between Western Wind, its investment bankers and Brookfield, on ways to increase shareholder value.

By rejecting Brookfield's bid, shareholders have sent a message about the inadequacy of its offer and the unfairness of its tactics. As columnist Tom Konrad, who writes for Forbes noted on February 4th, 2013, in a column entitled, Brookfield's Revised Offer for Western Wind Still Too Low, "C$2.50 a share was too low a price for Western Wind in 2011, and C$2.60 is too low for a stronger Western Wind today."

ABOUT WESTERN WIND ENERGY CORP.

Western Wind is a vertically integrated renewable energy production company that owns and operates wind and solar generation facilities with 165 net MW of rated capacity in production, in the States of California and Arizona. Western Wind further owns substantial development assets for both solar and wind energy in the U.S. The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. Western Wind trades on the TSX Venture Exchange under the symbol "WND", and in the United States on the OTCQX under the symbol "WNDEF".

The Company owns and operates three wind energy generation facilities in California, and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities in California are comprised of the 120MW Windstar, the 4.5MW Windridge facilities in Tehachapi, and the 30MW Mesa wind generation facility near Palm Springs. The facility in Arizona is the Company's 10.5MW Kingman integrated solar and wind facility. The Company is further developing wind and solar energy projects in California, Arizona, and Puerto Rico.

ON BEHALF OF THE BOARD OF DIRECTORS

"SIGNED"

Jeffrey J. Ciachurski
President & Chief Executive Officer

Investor Relations Contact:

Lawrence Casse
AlphaEdge

Tel: (416) 992-7227
Email: alphaedgeinc@gmail.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain statements contained in this news release may constitute forward-looking information under applicable Canadian securities legislation. These statements relate to future events and are prospective in nature. All statements other than statements of historical fact may constitute forward-looking statements or contain forward-looking information. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “project”, “predict”, “potential”, “plan”, “continue”, “estimate”, “expect”, “targeting”, “intend”, “could”, “might”, “seek”, “anticipate”, “should”, “believe” or variations thereof. Forward-looking information may relate to management’s future outlook and anticipated events or results and may include statements or information regarding the future plans or prospects of the Company.

Forward-looking information is based on certain factors and assumptions regarding, among other things, the outcome of a hearing before the OSC, if such hearing occurs, the results of a valuation, if obtained by Brookfield , and the availability of a financially superior offer,. Several factors could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to: the outcome of a hearing before the OSC, if such hearing occurs, the results of a valuation, if obtained by Brookfield, may not be as anticipated by the Company, actions taken by Brookfield, actions taken by the Western Wind Shareholders in relation to the Offer, the possible effect of the Offer on the Company’s business, the outcome of the Company’s previously-announced sale process, and the availability of value-maximizing alternatives relative to the Offer. Additional risks and uncertainties can be found in the Company’s MD&A for the year ended December 31, 2011 and the Company’s other continuous disclosure filings which are available at www.sedar.com.

Forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements including, without limitation: the risk that the outcome of a hearing before the OSC will not be in the Company’s favor, the results of the valuation, if obtained by Brookfield,

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will not be as anticipated by the Company, the progress of Western Wind’s sales process, and, assuming the Company receives an expression of interest from a prospective purchaser, whether a financially superior offer for Western Wind emerges, whether the Company is able to successfully negotiate a prospective sales transaction and whether the conditions of any proposed transaction, including receipt by the Company of all necessary approvals, are met.

The Company believes that the expectations reflected in the forward-looking statements contained in this news release are reasonable, but no assurance can be given that they will prove to be correct. Actual results and future events may differ materially from those anticipated and accordingly forward-looking statements should not be unduly relied upon. Forward-looking statements contained in this document speak only as of the date of this news release. Except as required by applicable law, Western Wind disclaims any obligation to update any forward-looking information.